

August 11, 2011

Mr. Howard L. Ehler, Jr.
Imperial Industries, Inc.
1259 NW 21 Street
Pompano Beach, FL 33069

> **Re: Imperial Industries, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 28, 2011**
> **File No. 1-7190**

Dear Mr. Ehler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Legal Proceedings, page 11

1.   In future filings, please ensure that you disclose all of the information required by Item 103 of Regulation S-K, including the name of the court or agency in which the proceedings are pending and the date instituted.

Director Compensation, page 50

2.   In future filings, please ensure that you have disclosed the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for option awards. Please refer to Item 402(r)(2)(iv) of Regulation S-K.

3.   In future filings for each director, disclose by footnote to the appropriate column, the aggregate number of stock awards and the aggregate number of option awards

outstanding at fiscal year end. Please refer to the Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Errol Sanderson at (202) 551-3746 or Craig Slivka at (202) 551-3729 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief